UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*


                               MEDPLUS CORPORATION
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                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
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                         (Title of Class of Securities)

                                    584956106
               ---------------------------------------------------
                                 (CUSIP Number)

               Mark G. Hollo, 90 Park Avenue-39th Fl, NY, NY 10016
               ---------------------------------------------------
                              Phone: (212) 697-5200
                       -----------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  June 8, 1997
        -----------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: |_|

Check the following box if a fee is being paid with the statement |X|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                 SEC 1746(12-91)

                                  SCHEDULE 13D

CUSIP No. 584956106
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1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

          Mark G. Hollo
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2     Check the Appropriate Box If a Member of a Group*
                                                                         a.  |_|
                                                                         b.  |_|
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3     SEC Use Only

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4     Source of Funds*

          PF
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5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item
      2(d) or 2(e)                                                           |_|

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6     Citizenship or Place of Organization

          United States
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                  7     Sole Voting Power
  Number of
   Shares                     2,000,000
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                              2,000,000
                        --------------------------------------------------------
                  10    Shared Dispositive Power


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11    Aggregate Amount Beneficially Owned by Each Reporting Person

          2,000,000
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12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

          25%
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14    Type of Reporting Person*

          IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION
                                         SCHEDULE 13D

                                    Page -2-

Item 1.  Security and Issuer

            This statement relates to the common stock, par value $.001 per share (the "Common Stock"), of Medplus Corporation, a Delaware corporation (the "Company"). The Company's principal executive offices are located at 8 South Nevada Street - Suite 500, Colorado Springs, CO 80903.

Item 2.  Identity and Background

            Mark G. Hollo (the "Reporting Individual") is a Managing Director of Sands Brothers & Company, Ltd. ("Sands Brothers"), an investment banking firm whose business address is 90 Park Avenue, NY, NY, 10016. During the last five years, the Reporting Individual has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in him being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws. The Reporting Individual is a United States citizen.

Item 3.  Source and Amount of Funds or Other Consideration

            On April 8, 1997, in connection with an Investment Banking Agreement of same date between the Company and Sands Brothers, the Company and Sands Brothers entered into a warrant agreement (the "Warrant Agreement") pursuant to which Sands Brothers and its designees were granted the right to purchase, at any time from August 8, 1997, until 5:30 p.m., New York time, on August 8, 2002, up to an aggregate of 12,000,000 shares of Common Stock at the initial exercise price of $.05 per share (the "Warrants"). As a designee of Sands Brothers, the Reporting Individual was granted the right to purchase, utilizing his own funds, up to 6,000,000 of such shares.

            Subsequent to the grant by the Company of the Warrants to Sands Brothers and the Reporting Individual, the Company effected a 1 for 3 reverse stock split of its issued and outstanding Common Stock. As a result, the Reporting Individual's Warrants currently represent the right to purchase 2,000,000 shares of Common Stock.

Item 4.  Purpose of Transaction

            The purpose of the acquisition of the Warrants by the Reporting Individual was for investment. The Reporting Individual may, from time to time, make additional purchases of shares of Common Stock and, subject to the effectuation of the registration rights contained in the Warrant Agreement, may dispose of any or all of the shares of Common Stock underlying the Warrants held by him at any time.

            The Reporting Individual has no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Individual may review or reconsider his position with respect to the Company or to the formulation of plans or proposals with respect to any such matter, but has no present intention of doing so.


                                    Page -3-

Item 5.  Interest in Securities of the Issuer

            According to information supplied to the Reporting Individual by the Company, the number of shares of Common Stock outstanding as of June 16, 1997 was 6,000,897. Accordingly, as of the date hereof, the Reporting individual is the beneficial owner of Warrants to purchase 2,000,000 shares of Common Stock, or 25% of the outstanding Common Stock, calculated in accordance with Rule 13d-3(d)(1). The reporting Individual will have sole voting and dispositive power with respect to these 2,000,000 shares.

            No other purchases were effected by the Reporting Individual during the past sixty days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            Other than as set forth in the Warrant Agreement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Individual and any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities underlying the Warrants, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the withholding of proxies.

Item 7.  Material to Be Filed as Exhibits

Exhibit 1 Warrant Agreement dated April 8, 1997 between Medplus Corporation and Sands Brothers & Company, Ltd.


                                    Page -4-

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 18, 1997


                                       Reporting Individual:



                                       /S/ Mark G. Hollo
                                       -------------------------------
                                           Mark G. Hollo


                                    Page -5-